UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

PROTOCOL AND JUSTIFICATION OF THE MERGER OF ALÍCIA PAPÉIS S.A.
INTO FIBRIA CELULOSE S.A.

By this private instrument and as permitted by law,

ON ONE SIDE:

1.           FIBRIA CELULOSE S.A., a publicly held company, headquartered in the City and State of São Paulo at Alameda Santos, no. 1.357, 6th floor, CEP 01419-908, inscribed with the Registro de Empresas under NIRE 35.300.022.807 and with the CNPJ/MF under n.º 60.643.228/0001-21 (hereinafter referred to as FIBRIA or the MERGING COMPANY), in this act as represented by its Officers Carlos Augusto Lira Aguiar, Brazilian, married, engineer, bearer of ID card R.G. no. 11044512-9, enrolled with the Cadastro Nacional de Pessoas Físicas (“CPF/MF”) under no. 032.209.829-72 and Marcelo Strufaldi Castelli, Brazilian, married, mechanical engineer, bearer of ID card R.G. n.º 11.778.104-6 SSP-SP, enrolled with the CPF/MF under no. 057.846.538-81, both resident and domiciled in the City and State of São Paulo, with business address at Alameda Santos, n.º 1357, 6th floor, CEP 01419-908.

AND, ON THE OTHER SIDE:

2.           ALÍCIA PAPÉIS S.A., a corporation (sociedade anônima), headquartered in the City of Aracruz in the State of Espírito Santo, at Rodovia Aracruz x Barra do riacho, km 25, no no., part, CEP 29197-900, inscribed with the Registro de Empresas under NIRE 32.300.030.874 and with the CNPJ/MF under no. 06.970.247/0001-17, (hereinafter referred to as ALÍCIA or the MERGED COMPANY), in this act as represented by its Officers Carlos Augusto Lira Aguiar, Brazilian, married, engineer, bearer of ID card R.G. no. 11044512-9, enrolled with the CPF/MF under no. 032.209.829-72 and Francisco Fernandes Campos Valério, Brazilian, married, engineer, bearer of ID card R.G. n.º 634832 SSI-SC, enrolled with the CPF/MF under no. 065.280.319-91, both resident and domiciled in the City and State of São Paulo, with business address at Alameda Santos, no. 1357, 6th floor, CEP 01419-908.

WHEREAS:

(I) both parties are companies belonging to the same economic group, and that ALÍCIA is a wholly owned subsidiary of FIBRIA, the merger of ALÍCIA into FIBRIA will bring considerable administrative and economic benefits to both companies;

(II) the joining of forces and assets will permit improved exploitation of the resources of the companies involved and prospects of expanding the corporate business; and

(III) the merger of ALÍCIA into FIBRIA is a measure of rationalizing the activities of the economic group,

they sign this PROTOCOL AND JUSTIFICATION OF THE MERGER OF ALÍCIA PAPÉIS S.A. INTO FIBRIA CELULOSE S.A. (the “Protocol and Justification”), under the terms of articles 224 and 225 of Law no. 6.404 of December 15, 1976 (the “Brazilian Corporations Law”) and article 1.117 of Law no. 10.406 of January 10, 2002, as well as CVM Instruction 319/99, to consubstantiate the terms and conditions of the intended merger, as follows:

Objectives and Benefits of the Merger

1.           FIBRIA’s Board of Executive Officers, after detailed joint studies with ALÍCIA’s management, in seeking to reorganize the activities of these companies, resolved to prepare, for the purpose of submitting for the consideration of the Shareholders’ General Meeting, this Protocol and Justification.

2.           The Board of Executive Officers deems it convenient, for administrative and economic reasons, for FIBRIA to absorb ALÍCIA’s activities.  The proposed merger would extinguish ALÍCIA, and FIBRIA would succeed it for all purposes under the law.

3.           The proposed merger will propitiate rationalizing the activities of these companies that form part of the same group, permitting the restructuring of their administration and activities, with significant cost reductions.

Summary of the Transaction

4.           ALÍCIA will be merged into FIBRIA on September 30, 2010, such that FIBRIA will receive all of its net assets, assuming its assets and liabilities and succeeding it in all its rights and obligations under the law.  The balances of the credit and debit accounts that constitute the assets and liabilities of the MERGED COMPANY, will pass to the corresponding accounts on the books of the MERGING COMPANY, subject to any necessary adjustments. The MERGED COMPANY will cease to exist under the law.

5.           The merger will be processed at the value of the MERGED COMPANY’s net assets, as calculated in an expert report, based on the Balance Sheet of August 31, 2010, in accordance with the book values in the records of the MERGED COMPANY, on that same date.  Any changes in assets verified after the closing of the Balance Sheet prepared on August 31, 2010 will not be computed in the assessment, and the parties agree that any such changes will be deemed to be results of the MERGING COMPANY.

6.           The assessment of ALÍCIA’s net assets was carried out, pursuant to the law, by the expert assessors BAKER TILLY BRASIL – ES AUDITORES INDEPENDENTES, a civil company established in the City of Vitória, at Av. Nossa Senhora da Penha, nº 520, Praia do Canto, registered with the Conselho Regional de Contabilidade do Estado do Espírito Santo under no CRC 2ES000289/O-5, enrolled with the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda under no 27.243.377/0001-28, with its corporate charter registered with the Cartório de Registro Civil das Pessoas Físicas e Jurídicas of Vitória, Espírito Santo on May 28, 1975 under nº 3.074, as last amended on September 22, 2009 under nº 43.295 Livro A 01, which was previously contracted by FIBRIA’s administration, ad referendum of the Shareholders’ General Meeting, and which attributed to ALÍCIA’s net assets the book value of R$ 3,261,195,067.74 (three billion, two hundred sixty-one million, one hundred ninety-five thousand, sixty-seven reais and seventy-four centavos), according to the Assessment Report annexed hereto in the form of Annex I.

7.           Upon the merger, the shares constituting the capital stock of the MERGED COMPANY will be extinguished.  The merger will be effected without any capital increase at the MERGING COMPANY, since it owns all of the shares of the MERGED COMPANY, which for this reason is the wholly owned subsidiary of the MERGING COMPANY, under the terms of article 251 of the Brazilian Corporate Law.  The portion of FIBRIA’s investment account corresponding to its participation in ALÍCIA will be replaced by ALÍCIA’s net assets as transferred in the transaction.

8.           The current headquarters of ALÍCIA in Aracruz in the State of Espírito Santo, at Rodovia Aracruz x Barra do riacho, km 25, s/n.º, parte, CEP 29197-900, enrolled with the Registro de Empresas under NIRE 32.300.030.874 and with the CNPJ/MF under no. 06.970.247/0001-17, will pass on to be operated by the branch of the MERGING COMPANY located at the same address and inscribed with the CNPJ/MF under n.º 60.643.228/0471-95.

9.           The MERGING COMPANY’s Bylaws will not change as a result of the merger.

AND, IT BEING SO AGREED AND CONTRACTED, the parties sign 6 (six) copies of this instrument, each of equal form and substance, in the presence of two witnesses.

São Paulo, September 13, 2010.

FIBRIA CELULOSE S.A.
Carlos Augusto Lira Aguiar
Marcelo Strufaldi Castelli

ALÍCIA PAPÉIS S.A.
Carlos Augusto Lira Aguiar
Francisco Fernandes Campos Valério

Witnesses:

1.		2.
	Name:		Name:
	RG nº		RG nº

Annex I
Assessment Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: September 16, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO